                                                                 [LOGO] CELANESE

PRESS RELEASE                                      Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                                   Telefax: +49 (0)69/305-84160

                      Your Contacts In Europe:
April 29, 2002        Phillip Elliott              Ursula Tober
                      Phone: +49 (0)69/305-33480   Phone: +49 (0)69/305-3737
                      P.Elliot@Celanese.com        U.Tober@Celanese.com

                      Your Contact in US:

                      Ann Frechette (USA)
                      Phone: +1 908 598-4357

APRIL 29, 2002

FIRST-QUARTER 2002 REPORT

FIRST QUARTER SALES AND EARNINGS DECLINE FROM YEAR EARLIER; SIGNIFICANT IMPROVEMENT VERSUS FOURTH QUARTER 2001

o BETTER THAN EXPECTED MARKET CONDITIONS COMBINED WITH COST REDUCTIONS CONTRIBUTED TO HIGHER THAN EXPECTED RESULTS

o NET SALES DECLINED YEAR ON YEAR BY 11% TO (EURO)1.2 BILLION; UP 4% VERSUS FOURTH QUARTER

o EBITDA EXCLUDING SPECIAL CHARGES DECREASED YEAR ON YEAR BY 14%; INCREASED 74% VERSUS FOURTH QUARTER

o     COMPARABLE EPS DECLINED TO (EURO)0.52 FROM (EURO)0.92 A YEAR EARLIER

Kronberg, Germany - (CZZ: FSE; CZ: NYSE) Celanese AG announced today that in the first quarter of 2002, net sales decreased 11% from a year earlier to
(euro)1.2 billion. This decline reflected lower selling prices which were partially offset by favorable currency movements and higher volumes. Compared with the fourth quarter of 2001, sales rose 4%.

EBITDA excluding special charges decreased by 14% over that of the comparable quarter last year, to (euro)115 million, but rebounded by 74% compared with the fourth quarter of 2001. Earnings from continuing

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      operations for the first quarter of 2002 were unchanged from a year earlier at (euro)26 million, or (euro)0.52 per share. Adjusting for the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", earnings per share from continuing operations excluding special charges and adjusted for intangible amortization were (euro)0.52 versus (euro)0.92 for the comparable period of 2001.

      "Despite the difficult market environment, we saw some substantial improvements in some of our businesses in the first quarter. Combined with productivity gains, this contributed to better than anticipated results," said Claudio Sonder, chief executive officer of Celanese AG . "In addition, we realized cost savings from our restructuring and Six Sigma initiatives and worked successfully on our portfolio."

      Following the solid start to the year, Celanese now expects first half 2002 EBITDA excluding special charges to be stronger than in the second half of last year and the company's previous guidance.

      "The recovery in EBITDA excluding special charges compared with the fourth quarter is encouraging, and assuming reduced volatility in hydrocarbon costs and further gradual firming in end-use demand for most of our products, we expect 2002 EBITDA excluding special charges to approximate last year's level of (euro)420 million," said Perry Premdas, chief financial officer. "However, increasing raw material costs, reduced restocking effects and plant maintenance turnarounds are expected to pressure second quarter results."

      Second-half EBITDA excluding special charges is expected to be somewhat higher than in the first half based on the assumption of an improving economy and on increasing cost savings from restructuring and other initiatives.

      In the first quarter of 2002, higher sales volumes in most businesses compared with the very weak fourth quarter of 2001 were largely the result of industry restocking and higher demand. The fall in sales from a year earlier was due to lower pricing mainly in the chemical segments Acetyl Products and Chemical Intermediates. Volumes increased in both chemical segments but decreased in Acetate Products and in the Technical Polymers Ticona segment.

      EBITDA excluding special charges declined from the comparable quarter last year, which also included a compensation payment from a supplier. In

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      the first quarter of 2002, the cost of natural gas and other raw materials declined significantly from historical highs last year, but pricing for most Acetyl products also fell substantially amid reduced demand and market over-supply. Ticona's results continue to be affected by the major downturn in the telecommunications industry that began in the second quarter of last year.

      CELANESE CONTINUES TO FOCUS ON RAISING PROFITABILITY

      During the first quarter, Celanese progressed with the implementation of the Forward restructuring initiative. In addition, teams of Celanese employees across the company are working on a growing number of projects based on Six Sigma, a powerful business improvement tool.

      In addition, the company took steps to optimize the business portfolio and to grow into new markets. In March, Celanese and Degussa AG, Germany signed a letter of intent to form a 50/50 joint venture that would combine their European oxo products businesses. This venture is expected to improve the performance of this challenged business. Celanese also signed an agreement to establish a European joint venture with Hatco Corporation to produce neo-polyol esters, products used in synthetic lubricants, a growing market that serves the automotive, aviation and refrigeration markets.

      SEGMENT SUMMARIES

      ACETYL PRODUCTS

      In Acetyl Products, first quarter net sales decreased by 18% to (euro)473 million from the comparable period last year (prices -30%, volumes +9%, currency +3%). Reductions in the costs of key raw materials put pressure on selling prices for acetic acid and vinyl acetate, the main products in this segment. Volumes increased in acetic acid and vinyl acetate monomer primarily in Asia where production levels in Singapore were also higher.

      EBITDA excluding special charges declined from (euro)73 million to
      (euro)44 million. The first quarter of 2001 included income of (euro)31 million associated with a compensation payment from a carbon monoxide supplier in Singapore. The impact of significantly lower selling prices was mitigated by

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      increased sales volumes and cost savings achieved through restructuring initiatives and other efforts. Compared to the fourth quarter of 2001, higher volumes and cost reductions led to an increase in the EBITDA margin to 9.3% from 5.5%.


      CHEMICAL INTERMEDIATES

      In the first quarter of 2002, net sales of Chemical Intermediates decreased by 12% to (euro)248 million (prices -18%, volumes +3%, currency +3%). Prices declined for most products, reflecting continued market pressure and pass through of lower raw material costs. Volumes rose slightly in acrylates, while oxo and specialties volumes remained flat.

      EBITDA excluding special charges increased substantially to (euro)21 million from (euro)1 million as oxo and specialty products benefited from lower raw material and energy costs. Margin improvements in oxo products benefited from temporarily tight market conditions which were partially offset by continued margin erosion in acrylates. Cost reductions, including restructuring initiatives, contributed to the improved profitability.

      ACETATE PRODUCTS

      Acetate Products net sales in the first quarter of 2002 decreased 6% to
      (euro)169 million compared to the first quarter of 2001 (prices stable, volumes -11%, currency +5%). Acetate filament volumes continued to decline in the first quarter of 2002 and were substantially lower compared to the same period last year. The reduced filament volume was the result of weaker demand from the U.S. textile industry, increasing competition in Asia and further inter-fiber substitution. Sales of acetate tow, which represent the majority of segment sales, were slightly lower due to delayed timing of some tow shipments into the second quarter.

      EBITDA excluding special charges decreased by (euro)8 million to (euro)13 million primarily due to lower filament volume.


      TECHNICAL POLYMERS TICONA

      Net sales for Ticona declined by 6% to (euro)202 million compared to the first quarter of last year (prices -2%, volumes -7%, currency +3%). Compared to

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      the fourth quarter of 2001, sales increased by 20%. The
      year-on-year drop in demand was largely the result of the downturn in the global telecommunications market and weakening in the European automotive market. However, when compared to the fourth quarter of 2001, sales volumes improved significantly, mainly due to increased sales into consumer durables and U.S. automotive applications. Demand from the global telecommunications industry remained at a low level.

      EBITDA excluding special charges decreased 7% to (euro)28 million from the same quarter last year as a result of lower volumes and pricing, which were partially offset by lower raw material and energy costs. EBITDA excluding special charges increased substantially from breakeven in the fourth quarter of 2001.

      PERFORMANCE PRODUCTS

      Performance Products net sales rose 2% to (euro)114 million (prices -2%, volumes +5%, currency -1%). Nutrinova sales remained at the same level as last year, while Trespaphan OPP film sales rose on higher overall demand and additional business in Asia, which was partially offset by lower pricing.

      EBITDA excluding special charges for the segment remained relatively flat.

      As of March 31, 2002, Celanese had 11,800 employees, compared to 13,100 a year ago.


      BASIS OF PRESENTATION

      EFFECTIVE JANUARY 1, 2002, CELANESE ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", AND CEASED AMORTIZATION OF GOODWILL AND INTANGIBLES WITHOUT FINITE LIVES. THE RELATED CHARGES IN THE FIRST QUARTER OF 2001 WERE A NET EXPENSE OF (EURO)18 MILLION IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSE AND A (EURO)2 MILLION EXPENSE IN EQUITY IN NET EARNINGS OF AFFILIATES. ADDITIONALLY, THE STANDARD REQUIRES THAT ALL NEGATIVE GOODWILL ON THE BALANCE SHEET BE WRITTEN-OFF IMMEDIATELY AND CLASSIFIED AS A CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ON THE CONSOLIDATED STATEMENT OF OPERATIONS. AS A RESULT, INCOME OF (EURO)10 MILLION WAS RECORDED IN THE FIRST QUARTER OF 2002. CELANESE IS CURRENTLY EVALUATING THE TRANSITIONAL GOODWILL IMPAIRMENT TEST PROVISION OF SFAS NO. 142.

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FINANCIAL HIGHLIGHTS

                                                                                         CHG.
IN (EURO)MILLIONS                                          Q1 2002      Q1 2001          IN %
---------------------------------------------------------------------------------------------
Net sales                                                    1,182        1,331           -11
EBITDA excluding special charges(1)                            115          134           -14
EBITDA MARGIN(2)                                               9.7%        10.1%
Special charges, net                                             0           (1)         -100
Depreciation & amortization expense(3)                          80          101           -21
Operating profit(3)                                             35           32             9
Earnings before taxes(3)                                        38           32            19
  Earnings from continuing operations(3)                        26           26             0
  Net earnings adjusted for intangible amortization(3)          36           46           -22

Capital expenditures                                            49           37            32
--------------------------------------------------------------------------------

EARNINGS PER SHARE (EPS IN (EURO))(4):
  EPS from continuing operations                              0.52         0.52             0
  ADJUSTMENTS TO EPS:
    SPECIAL CHARGES, NET OF TAX(5)                            0.00         0.01
    INTANGIBLE AMORTIZATIONV(3)                                            0.39
--------------------------------------------------------------------------------
  EPS FROM CONTINUING OPERATIONS EXCLUDING SPECIAL
    CHARGES AND ADJUSTED FOR INTANGIBLE AMORTIZATION          0.52         0.92           -43

Average shares outstanding (thousands)                      50,335       50,326             0
--------------------------------------------------------------------------------

                                                            MAR 31        DEC 31
IN (EURO)MILLIONS                                             2002          2001
--------------------------------------------------------------------------------
Trade working capital(6)                                       739           687            8
Total financial debt(7,9)                                      913           880            4
Net financial debt(8,9)                                        873           832            5
Shareholders' equity                                         2,265         2,210            2
Total assets                                                 6,953         7,064           -2
=============================================================================================

(1) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXCLUDING SPECIAL CHARGES EQUALS OPERATING PROFIT PLUS DEPRECIATION & AMORTIZATION PLUS SPECIAL CHARGES

(2)   EBITDA EXCLUDING SPECIAL CHARGES AS PERCENTAGE OF SALES

(3)   PLEASE REFER TO "BASIS OF PRESENTATION"

(4)   PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN EACH
      PERIOD

(5) SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT TAX AFFECTED USING A NOTIONAL 38% TAX RATE

(6) TRADE ACCOUNTS RECEIVABLE FROM 3RD PARTIES AND AFFILIATES NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

(7)   SHORT- AND LONG-TERM DEBT

(8)   TOTAL FINANCIAL DEBT LESS CASH & CASH EQUIVALENTS

(9) EXCLUDING THE CASH RECEIVED FROM THE SALE OF RECEIVABLES UNDER THE ASSET SECURITIZATION PROGRAM

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CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     CHG.
IN (EURO)MILLIONS                                           Q1 2002     Q1 2001      IN %
=========================================================================================
NET SALES                                                     1,182       1,331       -11
  Cost of sales                                                (994)     (1,133)      -12
-------------------------------------------------------------------------------
GROSS PROFIT                                                    188         198        -5

  Selling, general & administrative expense(1)                 (143)       (144)       -1
  Research & development expense                                (20)        (23)      -13
  Special charges                                                 0          (1)     -100
  Foreign exchange gain                                           0           1      -100
  Gain on disposition of assets                                  10           1      >100
-------------------------------------------------------------------------------
OPERATING PROFIT                                                 35          32         9

  Equity in net earnings of affiliates(1)                         4           4         0
  Interest expense                                              (17)        (21)      -19
  Interest & other income, net                                   16          17        -6
-------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES FROM
  CONTINUING OPERATIONS                                          38          32        19

  Income tax expense                                            (12)         (6)      100
-------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                              26          26         0
  Gain on disposals of discontinued operations                    0           0         0
EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                 26          26         0
-------------------------------------------------------------------------------

  Cumulative effect of change in accounting principle(1)         10           0
-------------------------------------------------------------------------------
NET EARNINGS                                                     36          26        38
-------------------------------------------------------------------------------

  Adjustment for intangible amortization(1)                                  20
-------------------------------------------------------------------------------
NET EARNINGS ADJUSTED FOR INTANGIBLE AMORTIZATION                36          46       -22
=========================================================================================

EARNINGS PER SHARE(1) - BASIC AND DILUTED
                                                                                      CHG.
(IN (EURO))                                                 Q1 2002     Q1 2001       IN %
==========================================================================================
  CONTINUING OPERATIONS                                        0.52        0.52         0
    Discontinued operations                                    0.00        0.00
    Cumulative effect of change in accounting principle        0.20        0.00
-------------------------------------------------------------------------------
  Net earnings                                                 0.72        0.52        38
    Adjustment for intangible amortization                                 0.39
-------------------------------------------------------------------------------
  NET EARNINGS ADJUSTED FOR INTANGIBLE AMORTIZATION            0.72        0.91       -21

Average shares outstanding (thousands)                       50,335      50,326         0
=========================================================================================

(1)  PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN EACH
     PERIOD

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CONSOLIDATED BALANCE SHEETS

                                                            MAR 31        DEC 31
IN (EURO)MILLIONS                                             2002          2001
================================================================================
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents                                       40            48
  Receivables, net                                           1,210         1,216
  Inventories                                                  634           639
  Deferred income taxes                                         96           102
  Other assets                                                  36            42
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                         2,016         2,047

  Investments                                                  512           566
  Property, plant & equipment, net                           2,020         2,036
  Deferred income taxes                                        556           551
  Other assets                                                 666           693
  Intangible assets, net                                     1,183         1,171
--------------------------------------------------------------------------------
TOTAL ASSETS                                                 6,953         7,064
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    Installments of long-term debt                             238           267
  Accounts payable & accrued liabilities                     1,382         1,502
  Deferred income taxes                                         13            10
  Income taxes payable                                         463           458
TOTAL CURRENT LIABILITIES                                    2,096         2,237

  Long-term debt                                               675           613
  Deferred income taxes                                         57            59
  Other liabilities                                          1,847         1,933
  Minority interests                                            13            12
  Shareholders' equity                                       2,265         2,210
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   6,953         7,064
================================================================================

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CONSOLIDATED STATEMENTS OF CASH FLOWS

IN (EURO)MILLIONS                                              Q1 2002   Q1 2001
================================================================================
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings                                                      36        26
  Cumulative effect of change in accounting principle              (10)        0
  Special charges, net of amounts used                             (36)      (19)
  Depreciation & amortization                                       80       101
  Change in equity of affiliates                                    58         4
  Deferred income taxes                                              8         8
  Gain on sale of businesses and assets                            (10)        0
  Gain on disposal of discontinued operations                        0        (1)
  Changes in operating assets and liabilities:
    Receivables, net                                               (60)       82
    Sale of trade receivables                                       86         0
    Inventories                                                     11       (40)
    Accounts payable, accrued liabilities & other liabilities     (142)     (172)
    Income taxes payable                                             1       (15)
  Other, net                                                        (4)        6
--------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                    26       (20)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditure on property plant & equipment                (49)      (37)
  Acquisition of businesses & purchase of investments                0        (1)
  Outflow on sale of businesses and assets                         (20)        0
  Proceeds from disposition of businesses and assets                 0         3
  Proceeds from disposal of discontinued operations                  0        38
  Proceeds from sale of marketable securities                      102        72
  Purchase of marketable securities                                (96)      (81)
  Other, net                                                         3         0
--------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                              (60)       (6)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings, net                                       (30)       12
  Proceeds from long-term debt                                      56         1
  Payments of long-term debt                                         0         0
  Dividend payments                                                  0         0
  Other, net                                                         0         0
--------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           26        13

  Exchange rate effects on cash                                      0         0
--------------------------------------------------------------------------------
NET DECREASE IN CASH & CASH EQUIVALENTS                             (8)      (13)
--------------------------------------------------------------------------------

Cash & cash equivalents at beginning of year                        48        24
--------------------------------------------------------------------------------
Cash & cash equivalents at end of period                            40        11
================================================================================

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SEGMENT PERFORMANCE

SEGMENT NET SALES
                                                                            CHG.
IN (EURO)MILLIONS                             Q1 2002        Q1 2001        IN %
================================================================================
  Acetyl Products                                473            576         -18
  Chemical Intermediates                         248            283         -12
  Acetate Products                               169            180          -6
  Technical Polymers Ticona                      202            214          -6
  Performance Products                           114            112           2
-------------------------------------------------------------------
SEGMENT TOTAL                                  1,206          1,365         -12
  Other activities                                19             13          46
  Intersegment eliminations                      (43)           (47)         -9
-------------------------------------------------------------------
TOTAL                                          1,182          1,331         -11
================================================================================

FACTORS AFFECTING FIRST-QUARTER SEGMENT SALES

IN PERCENT                       VOLUME      PRICE    CURRENCY      OTHER       TOTAL
======================================================================================
  Acetyl Products                     9        -30           3          0         -18
  Chemical Intermediates              3        -18           3          0         -12
  Acetate Products                  -11          0           5          0          -6
  Technical Polymers Ticona          -7         -2           3          0          -6
  Performance Products                5         -2          -1          0           2
  SEGMENT TOTAL                       2        -17           3          0         -12
======================================================================================

SEGMENT EBITDA EXCLUDING SPECIAL CHARGES
                                                                            CHG.
IN (EURO)MILLIONS                            Q1 2002       Q1 2001          IN %
================================================================================
  Acetyl Products                                 44            73           -40
  Chemical Intermediates                          21             1          >100
  Acetate Products                                13            21           -38
  Technical Polymers Ticona                       28            30            -7
  Performance Products                            20            21            -5
------------------------------------------------------------------
SEGMENT TOTAL                                    126           146           -14
  Other activities                               (11)          (12)         N.M.
------------------------------------------------------------------
TOTAL                                            115           134           -15
================================================================================

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      FOOTNOTES

      RESULTS UNAUDITED: THE FOREGOING RESULTS, TOGETHER WITH THE ADJUSTMENTS MADE TO PRESENT THE RESULTS ON A COMPARABLE BASIS, HAVE NOT BEEN AUDITED AND ARE BASED ON THE INTERNAL FINANCIAL DATA FURNISHED TO MANAGEMENT. ADDITIONALLY, THE QUARTERLY RESULTS SHOULD NOT BE TAKEN AS AN INDICATION OF THE RESULTS OF OPERATIONS TO BE REPORTED BY CELANESE FOR ANY SUBSEQUENT PERIOD OR FOR THE FULL FISCAL YEAR.

      RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: THE FOREGOING RESULTS EXCLUDE OPERATIONS WHICH HAVE BEEN DISCONTINUED. THE RESULTS OF THESE BUSINESSES ARE REFLECTED IN THE INTERIM BALANCE SHEETS, INCOME STATEMENTS AND STATEMENTS OF CASH FLOWS AS DISCONTINUED OPERATIONS.

     FORWARD-LOOKING STATEMENTS: FORWARD-LOOKING STATEMENTS: ANY STATEMENTS CONTAINED IN THIS REPORT THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AS DEFINED IN THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WORDS SUCH AS "ANTICIPATE", "BELIEVE," "ESTIMATE," "INTEND," "MAY," "WILL," "EXPECT," "PLAN" AND "PROJECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO CELANESE OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS IN THIS REPORT ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS. IMPORTANT FACTORS INCLUDE, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC, BUSINESS AND POLITICAL CONDITIONS, FLUCTUATING EXCHANGE RATES, THE LENGTH AND DEPTH OF PRODUCT AND INDUSTRY BUSINESS CYCLES, CHANGES IN THE PRICE AND AVAILABILITY OF RAW MATERIALS, ACTIONS WHICH MAY BE TAKEN BY COMPETITORS, APPLICATION OF NEW OR CHANGED ACCOUNTING STANDARDS OR OTHER GOVERNMENT AGENCY REGULATIONS, THE IMPACT OF TAX LEGISLATION AND REGULATIONS IN JURISDICTIONS IN WHICH CELANESE OPERATES, THE TIMING AND RATE AT WHICH TAX CREDIT AND LOSS CARRYFORWARDS CAN BE UTILIZED, CHANGES IN THE DEGREE OF PATENT AND OTHER LEGAL PROTECTION AFFORDED TO CELANESE'S PRODUCTS, POTENTIAL DISRUPTION OR INTERRUPTION OF PRODUCTION DUE TO ACCIDENTS OR OTHER UNFORESEEN EVENTS, DELAYS IN THE CONSTRUCTION OF FACILITIES, POTENTIAL LIABILITY FOR REMEDIAL ACTIONS UNDER EXISTING OR FUTURE ENVIRONMENTAL REGULATIONS AND POTENTIAL LIABILITY RESULTING FROM PENDING OR FUTURE LITIGATION, AND OTHER FACTORS DISCUSSED ABOVE. MANY OF THE FACTORS ARE MACROECONOMIC IN NATURE AND ARE THEREFORE BEYOND THE CONTROL OF MANAGEMENT. THE FACTORS THAT COULD AFFECT CELANESE'S FUTURE FINANCIAL RESULTS ARE DISCUSSED MORE FULLY IN ITS FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED WITH THE SEC ON MARCH 7, 2002. CELANESE AG DOES NOT ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.